UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                    FORM 11-K

(Mark One)
|X|  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                    FOR THE TRANSITION PERIOD FROM         TO

                      COMMISSION FILE NUMBER: NO. 001-13705

                              --------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                                 KEEBLER COMPANY
                               UNION SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Keebler Foods Company
                                677 Larch Avenue
                               Elmhurst, IL 60126

                       KEEBLER COMPANY UNION SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                         PAGE(S)


Report of Independent Accountants.....................................       1

Financial Statements:

         Statement of Net Assets Available for Benefits
              as of December 31, 1999 and 1998........................       2

         Statement of Changes in Net Assets Available for Benefits
              for the years ended December 31, 1999 and 1998..........       3

         Notes to Financial Statements................................      4-7

Supplemental Schedule:
         Schedule of Assets Held for Investment Purposes
             as of December 31, 1999..................................       8

Signatures............................................................       9

Exhibit:

         23       Consent of Independent Accountants

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Keebler Company Union Savings Plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Committee of
         Keebler Company Union Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Keebler Company Union Savings Plan (the "Plan") as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held for Investment Purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule has been subjected to the procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      PRICEWATERHOUSECOOPERS LLP


Chicago, Illinois
June 23, 2000

                                                 KEEBLER COMPANY UNION SAVINGS PLAN


                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                  AS OF DECEMBER 31, 1999 AND 1998


                                                                                1999                 1998
                                                                          -----------------    ----------------
ASSETS:
    Investments:

         Insurance Company general account                                    $  6,851,591        $  5,162,060
         Pooled separate accounts                                               10,426,310           7,265,020
         Keebler Foods Company common stock                                        107,031                   -
         Participant loans                                                         610,397             402,283
                                                                          ----------------     ----------------
         Total investments                                                      17,995,329          12,829,363
                                                                           ----------------    ----------------

 Contributions and loan repayment receivable                                        76,283             136,992

                                                                           ----------------    ----------------
         Net assets available for benefits                                    $ 18,071,612        $ 12,966,355
                                                                           ================    ================



                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                                                 2


                                                 KEEBLER COMPANY UNION SAVINGS PLAN


                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                       1999                 1998
                                                                                 -----------------    -----------------
ADDITIONS:

        Additions to net assets attributed to:
              Contributions:
                   Employee                                                          $  4,005,231         $  3,613,361
                   Rollover balance transfers                                              98,068                4,161
                                                                                 -----------------    -----------------
                        Net contributions                                               4,103,299            3,617,522

              Investment income:
                   Interest                                                               355,962              260,736
                   Net appreciation in investments                                      1,361,553            1,120,705
                                                                                 -----------------    -----------------
                        Net investment income                                           1,717,515            1,381,441
                                                                                 -----------------    -----------------
                            Total additions                                             5,820,814            4,998,963
                                                                                 -----------------    -----------------


OTHER (DECREASES):
        Benefit payments to participants                                                 (715,557)            (375,864)
                                                                                 -----------------    -----------------
                           Net increase                                                 5,105,257            4,623,099
                                                                                 -----------------    -----------------

Net assets available for benefits:
        Beginning of year                                                              12,966,355            8,343,256
                                                                                 -----------------    -----------------

        End of year                                                                  $ 18,071,612         $ 12,966,355
                                                                                 =================    =================



                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                                                 3

KEEBLER COMPANY UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     PLAN DESCRIPTION

       The following brief description of the Keebler Company Union Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

       GENERAL

       The  Plan,  which  became  effective   January  1,  1995,  is  a  defined
       contribution plan offered to eligible employees of Keebler Foods Company ("Keebler").

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       PARTICIPATION AND CONTRIBUTION

       All Keebler employees who are members of a participating collective bargaining unit are eligible to participate in the Plan. Eligible employees may elect to have Keebler make before-tax contributions on their behalf in increments of 1% to 15% of the participant's compensation. Before-tax contributions are limited by the applicable laws under ERISA.

       Employer contributions are not required or permitted by the Plan.

       VESTING

       Participants are 100% vested in employee contributions and any earnings thereon immediately upon entering the Plan.

       PAYMENT OF BENEFIT

       A participant is eligible to receive a distribution in the form of a single lump-sum cash payment upon reaching normal retirement age or his or her termination as defined in the Plan. If the participant dies before a distribution is made then his or her vested balance shall be distributed in accordance with the participants' specifications. An employee may also apply for a hardship withdrawal as defined in the Plan. A participant may also receive 100% of his or her vested balance upon retirement due to disability.

       PARTICIPANT LOANS

       A participant may borrow an amount no less than $1,000 and not to exceed $50,000, less any loan amounts repaid in the previous twelve months or, 50% of his or her vested account balance. Each loan must be evidenced by a participant collateral promissory note. Each loan bears a fixed interest rate determined on a case by case basis given the prevailing prime interest rate at the time of the loan application. The loan repayment period generally ranges between one and five years. Upon retirement or termination, any outstanding loan balance will be treated as a participant distribution.

       ADMINISTRATIVE EXPENSES

       The Plan is administered by a Retirement Committee appointed by Keebler's Board of Directors. All expenses incurred in the administration of the Plan are paid by Keebler with the exception of certain transaction fees charged on loans and withdrawals, which are paid by the participants.

KEEBLER COMPANY UNION SAVINGS PLAN

--------------------------------------------------------------------------------

1.     PLAN DESCRIPTION (CONTINUED)

       FUND INFORMATION

       Connecticut General Life Insurance Company ("CIGNA") serves as the trustee and record keeper of the Plan. Under the terms of the Plan agreement, CIGNA invests contributions in fourteen investment accounts in proportions specified by participants. Participants should refer to the Plan agreement for descriptions of investment options.

       Investment  in  Keebler   Foods   Company   Common  Stock  fund  contains
       investments in Keebler's common stock.

       Deposits allocated to a specific fund are commingled with those of other participants and are invested in accordance with the policies of the specific fund. Realized and unrealized gains and losses, dividends, interest income and expenses are allocated to individual participants based on their proportionate interest in the fund.


 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis in accordance with generally accepted accounting principles.

       REALIZED AND UNREALIZED GAINS AND LOSSES

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       USE OF ESTIMATES

       The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

KEEBLER COMPANY UNION SAVINGS PLAN

--------------------------------------------------------------------------------

3.     INVESTMENTS

       The Plan's investment in an insurance company general account (unallocated contract) is valued at contract value, which approximates fair value. The value represents contributions made to the fund, plus interest at the contract rate. The interest rate is determined in November for the upcoming Plan year. The annual yield and the crediting interest rate for the years ended December 31, 1999 and 1998 were 5.50% and 5.85%, respectively.

       The Plan's investments in the Fidelity Advisor Balanced Account, Fidelity Growth Opportunities Account, Janus Worldwide Account, American (Twentieth) Century Ultra Account, Fidelity Contrafund Account, Lazard Small Cap Account, CIGNA Lifetime 20 Fund, CIGNA Lifetime 30 Fund, CIGNA Lifetime 40 Fund, CIGNA Lifetime 50 Fund, CIGNA Lifetime 60 Fund and CIGNA Charter Large Company Stock Index Fund are valued based on the fair value of the underlying assets in CIGNA's pooled separate accounts. Fair value of the underlying assets is based upon quoted market prices as of the last business day of the year.

       The Plan also invests in Keebler Foods Company common stock, the fair value of which is based upon the closing market price of common stock as of the last business day of the year.

       Investments at fair market value, are summarized as follows:

                                                                              1999                   1998
                                                                        -----------------      -----------------
       CIGNA Charter Guaranteed Long-Term Fund
         (cost equals fair market value)                                   $  6,851,591 *         $  5,162,060 *
       Fidelity Advisor Balanced Account
         (cost $1,303,461 and $1,100,690, respectively)                       1,587,976 *            1,392,797 *
       Fidelity Growth Opportunities Account
         (cost $2,765,885 and $2,526,654, respectively)                       3,641,908 *            3,542,697 *
       Janus Worldwide Account
         (cost $1,123,143 and $591,304, respectively)                         1,715,106 *              629,453
       American (Twentieth) Century Ultra Account
         (cost $853,310 and $368,937, respectively)                           1,170,596 *              425,015
       Fidelity Contrafund Account
         (cost $748,350 and $409,272, respectively)                             960,288 *              478,280
       Lazard Small Cap Account
         (cost $192,528 and $178,000, respectively)                             180,802                152,663
       CIGNA Lifetime 20 Fund
         (cost $61,800 and $27,483, respectively)                                75,237                 28,993
       CIGNA Lifetime 30 Fund
         (cost $69,635 and $51,412, respectively)                                84,040                 54,245
       CIGNA Lifetime 40 Fund
         (cost $200,259 and $112,561, respectively)                             240,273                119,769
       CIGNA Lifetime 50 Fund
         (cost $138,163 and $91,806, respectively)                              159,372                 96,856
       CIGNA Lifetime 60 Fund
         (cost $7,449 and $3,229, respectively)                                   8,091                  3,438

       * Represents 5% or more of the Plan's net assets.

                                                                  6

KEEBLER COMPANY UNION SAVINGS PLAN

--------------------------------------------------------------------------------

3.     INVESTMENTS (CONTINUED)

                                                                              1999                   1998
                                                                        -----------------      -----------------
       CIGNA Charter Large Company Stock Index Fund
         (cost $491,120 and $303,355, respectively)                             602,621                340,814
       Keebler Foods Company Common Stock
         (cost $113,114)                                                        107,031                      -
       Participant Loans
         (interest rate 8.0% to 10.75%)                                         610,397                402,283
                                                                        -----------------      -----------------
                                                                           $ 17,995,329           $ 12,829,363
                                                                        =================      =================

       During 1999 and 1998, the Plan's investments in pooled separate accounts and common stock appreciated (depreciated) in value as follows:

                                                                              1999                  1998
                                                                        ---------------       ---------------
       Pooled separate accounts                                            $ 1,367,620           $ 1,120,705
       Keebler Foods Company common stock                                       (6,067)                    -
                                                                        ---------------       ---------------
       Net appreciation in fair value                                      $ 1,361,553           $ 1,120,705
                                                                        ===============       ===============

4.     TAX STATUS

       The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan relies on a favorable opinion letter issued by the IRS dated May 1, 1996. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.     PLAN TERMINATION

       Keebler has the right to terminate the Plan subject to the provisions of ERISA at any time, although it has expressed no intention to do so. Upon termination of the Plan, participants become fully vested in their accounts and are entitled to a distribution from the Plan.


6.     RELATED PARTY TRANSACTIONS

       Certain plan investments are pooled separate accounts and an insurance company general account managed by CIGNA. CIGNA is the trustee and record keeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, plan investments include loan balances due from participants; thus, these transactions qualify as party-in-interest.

                              SUPPLEMENTAL SCHEDULE

KEEBLER COMPANY UNION SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999


                                                                                                   Historical           Market
                  Identity of Issuer                        Description of Investment                 Cost              Value
--------------------------------------------------      ----------------------------------       --------------      --------------
 Connecticut General Life Insurance Company:
    * CIGNA Charter Guaranteed Long-Term Fund           Insurance Company General Account         $  6,851,591        $  6,851,591

      Fidelity Advisor Balanced Account                 Pooled Separate Account                      1,303,461           1,587,976

      Fidelity Growth Opportunities Account             Pooled Separate Account                      2,765,885           3,641,908

      Janus Worldwide Account                           Pooled Separate Account                      1,123,143           1,715,106

      American (Twentieth) Century Ultra Account        Pooled Separate Account                        853,310           1,170,596

      Fidelity Contrafund Account                       Pooled Separate Account                        748,350             960,288

      Lazard Small Cap Account                          Pooled Separate Account                        192,528             180,802

    * CIGNA Lifetime 20 Fund                            Pooled Separate Account                         61,800              75,237

    * CIGNA Lifetime 30 Fund                            Pooled Separate Account                         69,635              84,040

    * CIGNA Lifetime 40 Fund                            Pooled Separate Account                        200,259             240,273

    * CIGNA Lifetime 50 Fund                            Pooled Separate Account                        138,163             159,372

    * CIGNA Lifetime 60 Fund                            Pooled Separate Account                          7,449               8,091

    * CIGNA Charter Large Company Stock Index Fund      Pooled Separate Account                        491,120             602,621

      Keebler Foods Company Common Stock                Common Stock                                   113,114             107,031

    * Participant Loans                                 10.25%-10.75% (rate of interest)                     -             610,397
                                                                                                 --------------      --------------

                                                                                                  $ 14,919,808        $ 17,995,329
                                                                                                 ==============      ==============

    * Party-in-interest

                                                                  8

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         KEEBLER COMPANY
                                       UNION SAVINGS PLAN
                                         (Name of Plan)



                          /s/ JAMES T. SPEAR
                          ------------------------------------------------------
                           James T. Spear
                           Vice President Finance and Corporate Controller (Principal Accounting Officer)

                           Date:  June 28, 2000



                          /s/ ALAN T. GAMBREL
                          ------------------------------------------------------
                           Alan T. Gambrel
                           Vice President Human Resources

                           Date:  June 28, 2000



                                        9